Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
	December 27, 2015	December 28, 2014	December 29, 2013	December 30, 2012	December 25, 2011

Fixed charges as defined:
Interest expense	$88,513	$96,174	$132,354	$198,484	$208,319
One-third of non-cancelable lease rent	5,101	4,699	4,317	4,620	3,771

Total fixed charges (A)	$93,614	$100,873	$136,671	$203,104	$212,090

Eanings as defined:
Earnings (loss) before income taxes	$336,387	$416,218	$160,824	$85,220	$(24,811)
Add fixed charges	93,614	100,873	136,671	203,104	212,090

Earnings and fixed charges (B)	$430,001	$517,091	$297,495	$288,324	$187,279

Ratio of earnings to fixed charges: (B/A)	4.59x	5.13x	2.18x	1.42x	NM (1)

(1)	The Company's earnings for the fiscal year ended December 25, 2011 were insufficient to cover fixed charges by $24.8 million.